Exhibit 99.4

PLACEMENT AGENCY AGREEMENT

June 2, 2026

The Benchmark Company, LLC 150 East 58th Street, 17th Floor New York, NY 10155

Ladies and Gentlemen:

Gorilla Technology Group Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), proposes to issue and sell directly to the several Purchasers (as defined below) $107,000,000 aggregate principal amount of the Company’s 7.50% Senior Unsecured Convertible Notes due 2031 issued pursuant to that certain Indenture, dated June 5, 2026, by and among the Company and U.S. Bank Trust Company, National Association, as trustee (the “Indenture”), whereby the Purchasers will be issued Notes (the “Notes”) and such sales of Notes, the “Note Purchases”. The Note Purchases will be governed by and pursuant to a securities purchase agreement (the “Purchase Agreement”) between the Company and the Purchasers. Payment by the Purchasers for the Notes shall be made pursuant to the terms of the Purchase Agreement at the time and date referred to therein as the “Closing Date”.

The Company has prepared and filed, in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Act”), with the Securities and Exchange Commission (the “Commission”) a shelf registration statement on Form F-3 (File No. 333-274053) (the “Initial Registration Statement”) and the related registration statement filed on Form F-3 pursuant to Rule 462(b) promulgated under the Act (the “462(b) Registration Statement”), including a prospectus relating to the Notes, which registration statements incorporates by reference documents which the Company has filed, or will file, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the “Exchange Act”). Amendments to such registration statements, if necessary or appropriate, have been similarly prepared and filed with the Commission in accordance with the Act. Such registration statement, as so amended, has become effective under the Act.

Except where the context otherwise requires, “Registration Statement,” as used herein, means, together, the Initial Registration Statement and the 462(b) Registration Statement, as amended at the time of such registration statement’s effectiveness for purposes of Section 11 of the Act, as such section applies to the Placement Agent (as defined below) (the “Effective Time”), including (i) all documents filed as a part thereof or incorporated or deemed to be incorporated by reference therein and (ii) any information contained or incorporated by reference in a prospectus supplement filed with the Commission pursuant to Rule 424(b) under the Act, to the extent such information is deemed, pursuant to Rule 430B under the Act, to be part of the registration statement at the Effective Time.

Except where the context otherwise requires, “Prospectus,” as used herein, means the final prospectus supplement to the Base Prospectus (as defined below), together with the Base Prospectus, relating to the offering of the Notes, filed by the Company with the Commission pursuant to Rule 424(b) under the Act on or before the second business day after the date of determination of the offering price of the Notes (or such earlier time as may be required under the Act), in the form furnished by the Company to the Placement Agent for use by the Placement Agent in connection with the offering of the Notes.

Any reference in this Placement Agency Agreement (this “Agreement”) to the Registration Statement, the Base Prospectus, or the Prospectus shall be deemed to refer to and include the documents, if any, incorporated by reference, or deemed to be incorporated by reference, therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents. Any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or the Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act on or after the initial effective date of the Registration Statement, or the date of the Prospectus, as the case may be, and deemed to be incorporated therein by reference.

As used in this Agreement:

“Applicable Time,” as used herein, means 9:00 P.M., New York City time, on June 2, 2026, or such other time as agreed by the Company and the Placement Agent.

“Base Prospectus,” as used herein, means the base prospectus filed as part of such Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement relating to the Notes.

“business day” means a day on which the Commission’s office in Washington, D.C. is open for business. “Disclosure Package,” as used herein, means, collectively, the Base Prospectus, the Incorporated Documents, and any Prospectus, considered together.

“Knowledge” means the actual knowledge of any of (i) the Company’s Chief Executive Officer, or (ii) the Company’s Chief Financial Officer, in each case after reasonable inquiry of officers, directors and employees of the Company and its subsidiaries under such person’s direct supervision who would reasonably be expected to have knowledge or information with respect to the matter in question.

“Testing-the-Waters Communication,” as used herein, means any oral or written communication with potential investors undertaken in reliance on Rule 163B under the Act; and any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Act is hereinafter called a “Written Testing-the-Waters Communication.”

The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term “or,” as used herein, is not exclusive.

The Company and the Placement Agent agree as follows:

1. Appointment as Placement Agent. The Company and the Placement Agent agree:

(a) The Company hereby appoints you, The Benchmark Company, LLC, as exclusive placement agent (the “Placement Agent”), and you hereby accept such appointment and agree to act as exclusive placement agent and to solicit offers from Purchasers to participate in Note Purchases, and the Company hereby authorizes you to act on its behalf in accordance with this Agreement. It is understood and agreed that you will act under this Agreement as an independent contractor with duties solely to the Company and nothing in this Agreement or the nature of your services in connection with this engagement or otherwise shall be deemed to create a fiduciary duty or fiduciary or agency relationship between you and the Company or its shareholders, employees or creditors, and the Company agrees that it shall not make, and hereby waives, any claim based on an assertion of such a fiduciary duty or relationship. Additionally, the Placement Agent is not advising the Company, or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the Transactions, and the Placement Agent shall not have any responsibility or liability to the Company with respect thereto. Any review or due diligence by the Placement Agent of the Company, the Transactions or other matters relating to the Transactions will be performed solely for the benefit of the Placement Agent and shall not be on behalf of the Company.

(b) The Placement Agent may retain other brokers or dealers to act as co- or sub-placement agents on its behalf in connection with the Offering, with any fees they may be entitled to being paid out of the fee paid to such Placement Agent pursuant to Section 1(e) hereunder.

(c) It is understood and agreed that any written or oral guidance provided by the Placement Agent in connection with the engagement described herein is exclusively for the information of the board of directors and senior management of the Company (solely in their capacities as directors and officers of the Company) in connection with their consideration of the Note Purchases, and such guidance and the terms of this Agreement may not be disclosed to any third party (other than the Company’s outside law firm or accounting firm, in each case who has been informed by the Company of the confidential nature of such guidance and the terms of this Agreement and has agreed to treat such information confidentially or is otherwise subject to professional duties of confidentiality) or circulated or referred to publicly (including any reference to the fact that the Placement Agent has rendered such guidance or entered into this Agreement) or used or relied on by any other party or for any other purpose without the Company’s prior written consent, except to the extent the Company is required or requested to disclose such information (i) under compulsion of law (whether by oral question, interrogatory, subpoena, civil investigative demand or otherwise), by order or act of any court or governmental or regulatory authority or body or (ii) as otherwise required by applicable law, rule or regulation, including any listing exchange, or to the extent requested by the Staff of the Commission, any representative of the Nasdaq Stock Market LLC (“Nasdaq”) or any other regulatory agency; provided, in each case, the Company shall, to the extent practicable, provide the Placement Agent with prior written notice of such disclosure and cooperate, to a reasonable extent, with the Placement Agent in any efforts Placement Agent may make to obtain an order or other reliable assurance that confidential treatment will be accorded to such guidance and this Agreement. For the avoidance of doubt, this paragraph shall not prohibit any persons from disclosing information to any governmental, regulatory, or self-regulatory organization.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Placement Agent shall have no obligation to purchase any of the Notes, or any liability to the Company if any prospective purchaser fails to consummate a purchase of or pay for any of the Notes.

(e) As compensation for services rendered, at Closing, the Company shall pay to the Placement Agent the fees and expenses set forth below:

(i) A cash fee equal to the sum of the following gross proceeds received by the Company from the sale of the Notes at the closing of the offering (the “Closing”): (i) five percent (5.0%) of the initial $50,000,000 of the gross proceeds, (ii) three and one-half percent (3.5%) of gross proceeds in excess of $50,000,000 up to and including $100,000,000 and (iii) two and one-half percent (2.5%) of gross proceeds in excess of $100,000,000.

(ii) The Company also agrees to reimburse Placement Agent’s actual and incurred expenses up to $150,000 (inclusive of Placement Agent’s legal counsel fees) which shall be payable upon Closing of the offering, provided that such expense cap in no way limits or impairs the indemnification and contribution provisions of this Agreement.

(iii) Upon the Closing of the offering, if within twelve (12) months following such time, the Company completes any equity-linked financing with, or receives any proceeds from, any of the investors with whom the Company had an introductory conference call or a meeting arranged by the Placement Agent during the term of the Engagement Agreement (as defined below) as identified in Exhibit A, then the Company will pay the Placement Agent upon the closing of such financing or receipt of such proceeds the compensation equivalent to that set forth in this Section. Notwithstanding anything to the contrary contained herein, the Company has the right to terminate this Agreement for cause in compliance with FINRA Rule 5110(g)(5)(B).

(f) The term of the Placement Agent’s engagement will be as provided in Section B of that certain Engagement Agreement dated April 17, 2026 between the Company and the Placement Agent (the “Engagement Agreement”). Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification and contribution contained herein and the Company’s obligations contained in the indemnification provisions will survive any expiration or termination of this Agreement, and the Company’s obligation to pay fees actually earned and payable and to reimburse expenses actually incurred and reimbursable pursuant to Section 1 hereof and which are permitted to be reimbursed under FINRA Rule 5110(f)(2)(D)(i), will survive any expiration or termination of this Agreement. Nothing in this Agreement shall be construed to limit the ability of the Placement Agent or its Affiliates to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory or any other business relationship with Persons (as defined below) other than the Company. As used herein (i) “Persons” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind and (ii) “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Act.

2. Note Purchases. The Placement Agent agrees to use its reasonable best efforts to solicit offers from Purchasers to participate in Note Purchases. Neither the Placement Agent nor any of its affiliates, nor any partners, directors, officers, agents, employees or controlling persons (if any) of the Placement Agent or any of its affiliates, shall have any liability to the Company or any other person for any act or omission on the part of any securities broker or dealer (other than the Placement Agent or its successors and assigns), commercial bank or trust company that solicits Note Purchases, and neither the Placement Agent nor any of such persons or entities referred to above related to the Placement Agent shall have any liability to the Company or any person asserting claims on behalf of or in right of the Company in connection with or as a result of the Placement Agent’s engagement or any matter referred to in this Agreement. In soliciting Note Purchases, no securities broker or dealer (other than the Placement Agent or its successors and assigns), commercial bank or trust company shall be deemed to act as the Placement Agent’s agent or the agent of the Company and you, as the Placement Agent, shall not be deemed the agent of any other securities broker or dealer or of any commercial bank or trust company.

3. Representations and Warranties of the Company. The Company represents and warrants to you that:

(a) The Registration Statement has heretofore become effective under the Act; no stop order of the Commission preventing or suspending the use of any Base Prospectus, or the effectiveness of the Registration Statement, has been issued, and no proceedings for such purpose have been instituted or, to the Company’s knowledge, are contemplated by the Commission.

(b) As of the Effective Time, the Registration Statement complied in all material respects with the requirements of the Act and the conditions to the use of Form F-3 in connection with the offering and issue of the Notes as contemplated hereby have been satisfied; the Registration Statement meets, and the offering and issue of the Notes as contemplated hereby complies with, the requirements of Rule 415 under the Act (including, without limitation, Rule 415(a)(5) under the Act) and, as of the Effective Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; as of the Applicable Time and as of the Closing Date, the Base Prospectus complied and will comply in all material respects with the requirements of the Act (including, without limitation, Section 10(a) of the Act) and the Disclosure Package did not include and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; each Permitted Terms Pricing Prospectus and each Written Testing-the-Waters Communication does not conflict with the information contained in the Registration Statement, the Base Prospectus or the Prospectus and each Permitted Terms Pricing Prospectus and each Written Testing-the-Waters Communication, as supplemented by and taken together with the Disclosure Package as of the Applicable Time, did not, and as of the Closing Date will not, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; the Prospectus will comply, as of its date and as of the Closing Date, in all material respects, with the requirements of the Act (including, without limitation, Section 10(a) of the Act) and, as of the date the Prospectus is filed with the Commission and as of the Closing Date, the Prospectus will not, as then amended or supplemented, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty in this Section with respect to any statement contained in the Registration Statement, the Disclosure Package or the Prospectus made in reliance upon and in conformity with information concerning the Placement Agent and furnished in writing by or on behalf of the Placement Agent to the Company expressly for use in the Registration Statement, the Disclosure Package or the Prospectus (such information, the “Placement Agent Information”); each Incorporated Document, as of its date, as of the Applicable Time and as of the Closing Date, complied, in all material respects, with the requirements of the Exchange Act and did not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) Prior to the execution of this Agreement, the Company has not, directly or indirectly, offered or issued any Notes by means of any “prospectus” (within the meaning of the Act) or used any “prospectus” (within the meaning of the Act) in connection with the offer or issue of the Notes, in each case other than the Base Prospectus and the Permitted Pricing Terms Prospectus.

(d) None of the Company or any of its subsidiaries is or, after giving effect to the transactions and the application of the proceeds thereof as described in the Registration Statement, the Disclosure Package and the Prospectus, will be an “investment company” as defined in the Investment Company Act, without taking account of any exemption arising out of the number of holders of the Company’s securities.

(e) None of the Company, any of its subsidiaries or any of their respective affiliates has taken or will take, directly or indirectly, any action designed to or that has constituted, or that might be reasonably expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company or any of its subsidiaries to facilitate the sale or resale of the Notes.

(f) Each of the Company and its subsidiaries has been duly incorporated or organized, and is validly existing and in good standing (to the extent such concept is applicable) under the laws of their respective jurisdictions of incorporation or organization, are duly qualified to do business and are in good standing (to the extent such concept is applicable) in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a material adverse effect on the business, properties, management (financial position), shareholders’ equity, results of operations or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement and the Purchase Agreement (a “Material Adverse Effect”). The memorandum and articles of association of the Company comply with the requirements of applicable Cayman law and are in full force and effect. The Company owns, directly or indirectly, all of the equity interests of the subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the subsidiaries are validly issued and are fully paid, nonassessable and free of preemptive and similar rights. The Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries listed in Exhibit 8.1 to the Annual Report on Form 20-F (the “Annual Report”) and other than (i) those subsidiaries not required to be listed on Exhibit 8.1 by Item 601 of Regulation S-K under the Exchange Act, and (ii) those subsidiaries formed or acquired since the last day of the most recently ended fiscal year.

(g) The Company has an authorized capitalization as set forth under the heading “Description of Share Capital” in the Disclosure Package or the Prospectus as of the date or dates set forth therein; all the outstanding share capital of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights. There are no outstanding rights (including pre-emptive rights or warrants, except as described in or expressly contemplated by the Registration Statement, the Disclosure Package or the Prospectus as of the date or dates set forth therein), or options to acquire, or instruments convertible into or exchangeable for, any share capital or other equity interest in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the share capital of the Company conform in all material respects to the description thereof contained in the Registration Statement, the Disclosure Package or the Prospectus as of the dates set forth therein. All the outstanding share capital or other equity interests of each subsidiary owned, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party, except as would not reasonably be expected to have a Material Adverse Effect;

(h) The execution, delivery and performance by the Company of the Agreement, the Indenture, the Purchase Agreement and the consummation by it of the transactions contemplated hereby and thereby, and the Note Purchases, have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company, its Board of Directors (the “Board”) or its shareholders is required; the execution, delivery and performance by the Company of the Agreement, the Indenture, the Purchase Agreement by the Company and the issuance of the Notes, the application of the proceeds from the sale of the Notes as described under “Use of Proceeds” in the Disclosure Package or the Prospectus, and the consummation by the Company of the transactions described therein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property, right or asset of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the memorandum and articles of association, charter or by-laws or similar organizational documents of the Company or any of its subsidiaries or (iii) result in the violation of any Cayman Islands or U.S. law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority or body having jurisdiction over the Company or any of its subsidiaries or their properties, except, in the case of clauses (i) and (iii) above, (1) as described in the Disclosure Package and the Prospectus, or (2) for any such conflict, breach, violation, default, lien, charge or encumbrance that would not reasonably be expected to have a Material Adverse Effect.

(i) Neither the Company nor any of its subsidiaries is (i) in violation of its respective memorandum and articles of association, charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property or asset of the Company or any of its subsidiaries is subject or (iii) in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree, guideline, notice or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, having jurisdiction over the Company or any of its subsidiaries, except, in the case of clauses (ii) and (iii), (1) as described in the Registration Statement, the Disclosure Package or the Prospectus, or (2) for any such default or violation that would not have a Material Adverse Effect.

(j) The Notes, the Purchase Agreement, the Indenture and this Agreement (the “Transaction Documents”) conform in all material respects to the descriptions thereof contained in the Registration Statement and the Disclosure Package, and will, as of the Applicable Time, conform in all material respects to the descriptions thereof contained in the Prospectus.

(k) The Company and its subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected to have a Material Adverse Effect. The Indenture will be duly qualified under the Trust Indenture Act and, at the Applicable Time, will be duly authorized, executed and delivered by the Company, and constitute a valid and legally binding agreement of the Company enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or thereafter in effect relating to creditors’ rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or law) (iii) applicable laws relating to the enforcement of foreign judgments in the Cayman Islands and (iv) any limitation on enforcement that may arise under the Companies Act (Revised) of the Cayman Islands in the event of a winding-up of the Company.

(l) No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or any governmental or regulatory authority or applicable law is required for the issue and sale of the Notes and the consummation of the Transactions, except for such consents, approvals, authorizations, orders and registrations or qualifications (i) as may be required under applicable state securities laws or Blue Sky laws of the United States, in connection with the issuance of the Notes and the listing of the Notes on the Nasdaq Capital Market, and (ii) as have been previously obtained by the Company;

(m) The Company has the requisite corporate power and authority to enter into the Transaction Documents and perform the transactions contemplated by the Transaction Documents and to issue the Notes in accordance with the terms hereof and thereof.

(n) The consolidated financial statements (including the related notes thereto) of the Company and its consolidated subsidiaries included or incorporated by reference in the Registration Statement, the Disclosure Package or the Prospectus comply in all material respects with the applicable requirements of the Act and present fairly the financial position of the Company and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such consolidated financial statements have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IFRS”) applied on a consistent basis throughout the periods covered thereby, and any supporting schedules included in the Registration Statement, the Disclosure Package or the Prospectus present fairly the information required to be stated therein; and the other financial information included in the Registration Statement, the Disclosure Package or the Prospectus has been derived from the accounting records of the Company and its consolidated subsidiaries and presents fairly the information shown thereby; all disclosures included in the Registration Statement, the Disclosure Package or the Prospectus regarding “non-IFRS financial measures” (as such term is defined by the rules and regulations of the Commission) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Act, to the extent applicable. The Company and its consolidated subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), that are not described in the Registration Statement, the Disclosure Package or the Prospectus. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the Disclosure Package or the Prospectus fairly present the information called for in all material respects and have been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(o) There are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) pending to which the Company or any of its subsidiaries is a party or to which any property of the Company or any of its subsidiaries is the subject that, if determined adversely to the Company or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect or which are otherwise material in the context of the sale of the Notes or could, in the aggregate, reasonably be expected to have a Material Adverse Effect on the performance by the Company of its obligations under the Transaction Documents or the consummation of the Transactions; no such Actions are, to the Company’s Knowledge, threatened or contemplated by any governmental or regulatory authority or threatened by others. There are (i) no current or pending Actions or statutes or regulations that would be required to be described in a registration statement on Form F-3 filed under the Act that are not so described in the Registration Statement, the Disclosure Package or the Prospectus, and (ii) no contracts or other documents that would be required to be described in or filed as an exhibit to a registration statement on Form F-3 filed under the Act (collectively, the “Filed Documents”) that are not so described in the Registration Statement, the Disclosure Package or the Prospectus. To the Knowledge of the Company, there is no actual or threatened material breach by any other party to any Filed Documents of their respective obligations contemplated by the terms thereof.

(p) Each of the Company and its subsidiaries has not received any written notice from any governmental authority of or been charged by any governmental authority with the violation of any applicable law, except for any such violation that would not be reasonably expected to have a Material Adverse Effect.

(q) Marcum Asia CPAs LLP (the “Auditors”), whose report on the consolidated financial statements of the Company is filed with the Commission as part of the Annual Report with the Commission and incorporated into the Registration Statement, the Disclosure Package or the Prospectus, and who have delivered the initial letter referred to in Section 6(b) hereof, are and during the periods covered by their report, were independent registered public accountants within the meaning of the Act and the Public Company Accounting Oversight Board (United States).

(r) Since January 1, 2024, the Company has timely filed all certifications and statements the Company is required to file or furnish under (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all Exchange Act Reports with respect to which the Company is required to file such certifications and statements thereunder. At the time of filing the Registration Statement (and any post-effective amendment thereto), at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Notes, and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Act.

(s) No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the Knowledge of the Company, is contemplated or threatened, and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of its or its subsidiaries’ principal suppliers or customers, except (1) as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus or (2) as would not have, or be reasonably expected to have, a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party.

(t) Since the date of the most recent financial statements of the Company included in the Registration Statement, the Disclosure Package or the Prospectus, there has been (i) no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital and (ii) no material adverse change in the share capital, short-term indebtedness or long-term indebtedness of the Company and its subsidiaries, taken as a whole. Neither the Company nor any of its subsidiaries has entered (A) into any material transaction or agreement or incurred any material liability or obligation, direct or contingent, that is not disclosed or contemplated in the Registration Statement, the Disclosure Package or the Prospectus, or (B) sustained any material loss or material interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree.

(u) No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders, customers, suppliers or other affiliates of the Company or any of its subsidiaries, on the other, that would be required to be described in a registration statement of the Company pursuant to Item 404 of Regulation S-K (or such successor provision) that has not been described in the Registration Statement, the Disclosure Package or the Prospectus.

(v) The proceeds from the sale of the Notes by the Company shall be used by the Company and its subsidiaries in the manner as will be set forth in the Registration Statement, the Disclosure Package or the Prospectus. The application of the net proceeds received by the Company in connection with the offering of the Notes as described in the Registration Statement, the Disclosure Package and the Prospectus will not (i) contravene any provision of any laws applicable to the Company or any of its subsidiaries, (ii) contravene the memorandum and articles of association, charter or other constitutive documents of the Company or any of its subsidiaries, (iii) contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument currently binding upon the Company or any of its subsidiaries, or (iv) contravene or violate the terms or provisions of any governmental authorization applicable to any of the Company or any of its subsidiaries, except, in the case of (iii) and (iv) above, such contravention or violation that would not have a Material Adverse Effect.

(w) Reserved.

(x) The Company and its subsidiaries possess all licenses, sub-licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the Disclosure Package or the Prospectus, except where the failure to possess or make the same would not have a Material Adverse Effect. Except as described in the Registration Statement, the Disclosure Package or the Prospectus or would not have a Material Adverse Effect neither the Company nor any of its subsidiaries received notice of any revocation or modification of any such license, sub-license, certificate, permit or authorization or has any reason to believe that any such license, sub-license, certificate, permit or authorization will not be renewed in the ordinary course. This Section does not relate to environmental matters, such items being the subject of Section 3(z) below.

(y) The Company and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act, as applicable to the Company, and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company and its subsidiaries maintain internal accounting controls designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Disclosure Package or the Prospectus, there are no material weaknesses in the Company’s internal controls (it being understood that the Company is not required as of the date hereof to comply with Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Except as disclosed in the Registration Statement, the Disclosure Package or the Prospectus, as of the date of the most recent balance sheet of the Company reviewed or audited by the Company’s auditors and the Audit Committee of the Board, there was: (i) no significant deficiency and/or material weakness in the design or operation of internal controls over financial reporting which have adversely affected or are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; (ii) no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting; and (iii) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectus fairly present the information called for in all material respects and have been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(z) (i) The Company and each of its subsidiaries (x) are and since January 1, 2023 have been in compliance with all, and have not violated any, applicable federal, state, local and foreign laws (including common law), rules, regulations, decisions, judgments, decrees, orders and other legally enforceable requirements relating to pollution, the protection of human health or safety, the environment, hazardous or toxic substances or wastes, chemicals, pollutants or contaminants (collectively, “Hazardous Substances”), or the protection of natural resources from Hazardous Substances (collectively, “Environmental Laws”); (y) have received and are and have been in compliance with all, and have not violated any, permits, licenses, certificates or other authorizations or approvals required of them under any Environmental Laws to conduct their respective businesses; and (z) have not received notice of any actual or potential liability or obligation under or relating to, or any actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any Hazardous Substances, and have no Knowledge of any pending or threatened notice, claim or demand; and (ii) there are no costs, obligations or liabilities associated with Environmental Laws of or relating to the Company or any of its subsidiaries, except in the case of each of (i) and (ii) above, (1) as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus or (2) for any such matter as would not reasonably be expected to have a Material Adverse Effect; and (iii) except as described in the Registration Statement, the Disclosure Package or the Prospectus, (x) there is no proceeding that is pending, or to the Company’s Knowledge, that is contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, (y) the Company and its subsidiaries are not aware of any facts or issues regarding compliance with Environmental Laws that would reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its subsidiaries, and (z) none of the Company or its subsidiaries anticipates any material capital expenditures relating to any Environmental Laws.

(aa) (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company or any of its subsidiaries for employees or former employees, directors or independent contractors of the Company, or under which the Company has had or has any present or future obligation or liability, has been maintained in material compliance with its terms and the requirements of any applicable laws, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the “Code”); (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) with respect to any such plan no event has occurred (including a “reportable event” as such term is defined in Section 4043 of ERISA) and no condition exists that would subject the Company to any material tax, fine, lien, penalty, or liability imposed by ERISA, the Code or other applicable law; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

(bb) Except as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus or where the failure to have any of the following would not reasonably be expected to have a Material Adverse Effect: (i) the Company and its subsidiaries own or have valid and enforceable rights to use all patents, trademarks, service marks, trade names, domain names and other source indicators, copyrights and copyrightable works, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures) and all other similar intellectual property, industrial property and proprietary rights (including all registrations and applications for registration of, and all goodwill associated with, the foregoing) (collectively, “Intellectual Property”) used in or necessary for the conduct of their respective businesses and as proposed to be conducted; (ii) to the Knowledge of the Company, the Company’s and its subsidiaries’ conduct of their respective businesses has not infringed, misappropriated or otherwise violated any Intellectual Property of any third party; (iii) the Company and its subsidiaries have not received any written notice and are not otherwise aware of any pending or threatened claim alleging infringement, misappropriation or other violation of any Intellectual Property of any third party, or challenging the validity, enforceability, scope or ownership of any Intellectual Property of the Company or its subsidiaries; (iv) to the Knowledge of the Company, no Intellectual Property owned by or exclusively licensed to the Company and its subsidiaries has been infringed, misappropriated or otherwise violated by any third party; (v) to the Knowledge of the Company, all Intellectual Property owned by or exclusively licensed to the Company and its subsidiaries is valid and enforceable in all material respects; and (vi) the Company and its subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property, the value of which to the Company or any of its subsidiaries is contingent upon maintaining the confidentiality thereof.

(cc) Except as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus, the Company and its subsidiaries have paid all taxes in all jurisdictions and filed all tax returns required to be paid or filed through the date hereof except, in each case, where the failure to pay or file would not have a Material Adverse Effect; and except as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus, there is no tax deficiency that has been, or would reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets, except a tax deficiency that would not have a Material Adverse Effect.

(dd) Except as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus, the Company and the subsidiaries have insurance covering their respective material properties, operations, personnel and businesses, which insurance is in amounts and insures against such losses and risks as are appropriate and commercially reasonable (including reference to standard industry practice) to protect the Company and the subsidiaries and their respective businesses (which shall exclude business interruption insurance); and except as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus, neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) to the Company’s Knowledge, any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost other than increases in premium costs generally applicable to the types of insurance maintained by the Company. There is no material insurance claim made by or against the Company or any of its subsidiaries, pending, outstanding or threatened, and no facts or circumstances exist which would reasonably be expected to give rise to any such claim and all due premiums in respect thereof have been paid.

(ee) Neither the Company nor any of its officers and directors nor, to the Knowledge of the Company, its affiliates has taken, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Ordinary Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Ordinary Shares, whether to facilitate the sale of the Notes or otherwise, in each case that would violate Regulation M, and has taken no action which would directly or indirectly violate Regulation M.

(ff) The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its Knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not received notice from Nasdaq to the effect that the Company is not in compliance with the listing or maintenance requirements of Nasdaq.

(gg) Neither the Company nor any of its subsidiaries, nor, to the Knowledge of the Company, any of the Company’s affiliates, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries, has in the course of its actions for, or on behalf of, the Company or any of its subsidiaries: (i) made any unlawful contribution, gift or other unlawful expense relating to political activity; (ii) made any direct or indirect bribe, kickback, rebate, payoff, influence payment, or otherwise unlawfully provided anything of value, to any “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (collectively, the “FCPA”)) or domestic government official; or (iii) violated or is in violation of any provision of the FCPA, the Bribery Act 2010 of the United Kingdom, as amended (the “Bribery Act 2010”), or any other applicable anti-corruption or anti-bribery statute or regulation. The Company and its subsidiaries and, to the Knowledge of the Company, the Company’s affiliates, have conducted their respective businesses in compliance with the FCPA, Bribery Act 2010, and all other applicable anti-corruption and anti-bribery statutes or regulations, and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith and with the representations and warranties contained herein. Neither the Company nor any of its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption or anti-bribery laws.

(hh) The Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of the Company and its subsidiaries) (collectively, “IT Systems”) are adequate in all material respects for, and operate and perform in all material respects as required in connection with, the operation of the business of the Company and to the Knowledge of the Company, its subsidiaries do not contain any bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants that would reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have implemented and maintained appropriate controls, policies, procedures, and safeguards necessary to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (collectively, “Data”)) used in connection with their businesses. Without limiting the foregoing, the Company and its subsidiaries have used reasonable efforts to establish, maintain, implement and comply with reasonable information technology, information security, cyber security and data protection controls, policies and procedures, including oversight, access controls, encryption, technological and physical safeguards and business continuity/disaster recovery and security plans that are designed to protect against and prevent breach, destruction, loss, unauthorized distribution, use, access, disablement, misappropriation or modification, or other compromise or misuse of or relating to any information technology system or Data used in connection with the operation of the Company’s and its subsidiaries’ businesses (“Breach”) and to the Knowledge of the Company there has been no such Breach that has had or would reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries have not been notified of and have no Knowledge of any event or condition that would reasonably be expected to result in, any such Breach. This representation is limited in each case to the extent that such breach or noncompliance would not reasonably be expected to have a Material Adverse Effect, and except as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus.

(ii) The Company and its subsidiaries have complied, and are presently in compliance, in all material respects, with all internal and external privacy policies, contractual obligations, industry standards, applicable laws, statutes, judgments, orders, rules and regulations of any court or arbitrator or other governmental or regulatory authority and any legal obligations regarding the collection, use, transfer, import, export, storage, protection, disposal and disclosure by the Company and its subsidiaries of Data (“Data Security Obligations”). Neither the Company nor any of its subsidiaries has received any notification of or complaint regarding, or have knowledge of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any applicable Data Security Obligation in all material respects. There is no pending, or threatened, action, suit or proceeding by or before any court or governmental agency, authority or body pending or to the Knowledge of the Company, threatened alleging non-compliance with any applicable Data Security Obligation. The Company and its subsidiaries have at all times taken reasonable steps in accordance with industry standard practices to protect Data used in connection with their businesses against loss and against unauthorized access, use, modification, disclosure or other misuse. There has been no unauthorized access to such information. To the extent applicable to the operations of the Company and its subsidiaries, the Company and its subsidiaries are in material compliance with the European Union General Data Protection Regulation (and all other laws and regulations applicable to the operations of the Company and its subsidiaries with respect to Data).

(jj) The operations of the Company and each of its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial record keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, that have been issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator or non-governmental authority involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(kk) Neither the issuance, sale and delivery of the Notes nor the application of the proceeds thereof by the Company as described in the Registration Statement, the Disclosure Package or the Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(ll) Neither the Company nor any of its subsidiaries, nor, to the Knowledge of the Company, after due inquiry, any of the Company’s affiliates, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is (i) currently the subject or the target of any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”); or (ii) located, organized or resident in a country or territory that is the subject or target of Sanctions (including, without limitation, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing or facilitating the activities or business of any person, or in any country or territory, that at the time of such financing or facilitation and is the subject or target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as an underwriter, advisor, investor or otherwise) of Sanctions. Neither the Company nor, to the Knowledge of the Company, any of its subsidiaries, nor any of their directors, officers, employees, or affiliates acting in such capacity has violated any laws or regulations relating to economic sanctions, export controls, import, customs, or antiboycott laws, in each case only in their capacity acting for, on behalf of, or otherwise in relation to the Company or any of its subsidiaries. Each of the Company and its subsidiaries is and has been in possession of and in compliance with any and all licenses, registrations, and permits that may be required for its lawful conduct under any economic sanctions, import, and export control laws or regulations. The Company and each of its subsidiaries have not knowingly engaged in since April 24, 2019, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any individual or entity, or in any country or territory, that at the time of the dealing or transaction, is or was the subject or target of Sanction. Each of the Company and its subsidiaries have instituted, and maintain, policies and procedures designed to promote and achieve compliance with Sanctions or applicable export control laws and regulations administered by the Bureau of Industry and Security, or other relevant authorities, including the Export Administration Regulations.

(mm) Except pursuant to any other financing arrangements the Company has entered into or may enter into from time to time and disclosed in the Registration Statement, the Disclosure Package or the Prospectus, no subsidiary of the Company is currently prohibited, directly or indirectly, under any applicable laws or regulations, or agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s share capital or similar ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company except as would be reasonably expected to have a Material Adverse Effect.

(nn) Except for any Cayman Islands stamp duty if the Transaction Documents are executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands) in which case nominal stamp duty would be payable, no stamp duties or other issuance or transfer taxes are payable in the Cayman Islands, or any political subdivision or taxing authority thereof solely in connection with (A) the execution, delivery and performance of the Transaction Documents, (B) the issuance and delivery of the Notes in the manner contemplated by this Agreement and the Transaction Documents, or (C) the sale and delivery of the Notes as contemplated in the Transaction Documents.

(oo) Neither the Company nor any of its subsidiaries or their properties or assets has immunity under Cayman Islands, U.S. federal or New York state law from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Cayman Islands, U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to their respective obligations, liabilities or any other matter under or arising out of or in connection herewith; and, to the extent that the Company or any of its subsidiaries or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated by this Agreement, may at any time be commenced, the Company has waived or will waive, pursuant to Section 20 of this Agreement, and upon execution of the Purchase Agreement, pursuant to Section 4.10 of the Purchase Agreement, and it will cause its subsidiaries to waive, such right to the extent permitted by law.

(pp) Any final and conclusive judgment for a fixed, definite or determined sum of money (not being a judgment in respect of taxes, fines or other penalty rendered by any U.S. District Court and other courts of the United States in the State of New York having jurisdiction under its own laws in respect of any suit, action or proceeding against the Company based upon this Agreement, provided such judgment(i) was not obtained by fraud, (ii) is not of a kind, the enforcement of which is contrary to public policy in the Cayman Islands, (iii) was not obtained in proceedings contrary to natural justice, and (iv) is not inconsistent with a prior Cayman Islands judgment on the same matter, would be enforceable against the Company by an action commenced in the courts of the Cayman Islands, without re-examination or re-litigation of the merits of the matters adjudicated upon.

(qq) The choice of laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the Cayman Islands and will be recognized and upheld by the courts of the Cayman Islands, subject to exceptions including but not limited to fraud, public policy, natural justice, mandatory provisions of Cayman Islands law (including insolvency law), and the qualification that Cayman courts will not apply any provision of New York law that constitutes a revenue, penal or other public law. The Company has the power to submit, and pursuant to Section 15 of this Agreement and Section 3.1(tt) of the Purchase Agreement, has or upon execution and delivery of the Purchase Agreement by the Company, will have, legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York state and United States federal court sitting in the City of New York and has, or in the case of the Purchase Agreement, upon execution and delivery by the Company, will have, validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in such court.

(rr) The indemnification and contribution provisions set forth in Section 11 hereof do not contravene Cayman Islands law.

(ss) Based on the information available to the Company at the time of the filing of the Form 20-F dated April 15, 2026, the Company believes that it was not a “passive foreign investment company” as defined in Section 1297 of the Code for the Company’s taxable year ended December 31, 2025.

(tt) The legality, validity or enforceability of any of the Registration Statement, the Disclosure Package or the Prospectus, the Transaction Documents or the Notes in any jurisdiction in which the Company is organized or does business is not dependent upon such document being submitted into, filed or recorded with any court or other authority in any such jurisdiction on or before the date hereof or that any tax, imposition or charge be paid in any such jurisdiction on or in respect of any such document. Any final judgment for a fixed sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon the Transaction Documents would be recognized and enforced by Cayman courts without reexamining the merits of the case.

(uu) Subject to the limitations described in Section 15 hereof, the Placement Agent is entitled to sue as plaintiff in the court of the jurisdiction of formation and domicile of the Company for the enforcement of its rights under the Transaction Documents and the Notes and such access to such courts will not be subject to any conditions which are not applicable to residents of such jurisdiction or a company incorporated in such jurisdiction except that plaintiffs not residing in the Cayman Islands may be required to guarantee payment of a possible order for payment of costs or damages at the request of the defendant.

(vv) The Company is a “foreign private issuer” as defined in Rule 405 under the Act.

(ww) The Company has not relied upon the Placement Agent or legal counsel for the Placement Agent for any legal, tax or accounting advice in connection with the offering and sale of the Notes.

(xx) No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) contained in any of the Registration Statement, the Disclosure Package or the Prospectus or any “road show” (as defined in Rule 433 under the Act) has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(yy) Neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or, where applicable, intent not to renew, any of the material contracts or agreements referred to or described in the Registration Statement, the Disclosure Package or the Prospectus or filed as an exhibit to the Annual Report, and no such termination or nonrenewal has been threatened by the Company or any of its subsidiaries or, to the Knowledge of the Company, by any other party to any such contract or agreement.

(zz) Except as disclosed in the Registration Statement, the Disclosure Package or the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to a registration statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act.

(aaa) The Company is subject to Section 13 or 15(d) of the Exchange Act.

(bbb) The Company has not issued any debt securities that have been or are rated by any “nationally recognized statistical rating organization”, as defined in Section 3(a)(62) of the Exchange Act.

(ccc) The Company maintains a system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) that complies with the requirements of the Exchange Act and is designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s management as appropriate. The Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures were effective as of December 31, 2025.

(ddd) The statements in the Disclosure Package and the Prospectus under the headings “The Offering,” “Risk Factors,” “Description of Share Capital,” and “Material U.S. Federal Income Tax Considerations” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings in all material respects. The preceding sentence, insofar as it relates to statements in the Registration Statement, the Disclosure Package or the Prospectus under the heading “Plan of Distribution” does not apply to Placement Agent Information. The statements set forth in the Annual Report under the headings “Item 4. Information on the Company - B. Business Overview,” “Item 5. Operating and Financial Review and Prospects - A.- Operating Results” “Item 5. Operating and Financial Review and Prospects - B - Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees - B. Compensation,” “Item 6. Directors, Senior Management and Employees - C. Board Practices,” “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information - Legal Proceedings,” “Item 10. Additional Information - B. Memorandum and Articles of Association” and “Item 10. Additional Information - E. Taxation,” as supplemented or modified by the information included in the Disclosure Package and the Prospectus, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings in all material respects.

(eee) Any third-party statistical, industry and market-related data included or incorporated by reference in the Registration Statement, the Disclosure Package or the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and such data agree with the sources from which they are derived. The Company has obtained written consents for the use of such data from such sources to the extent required as determined in the Company’s reasonable discretion.

(fff) To the Company’s Knowledge, the Company’s directors and executive officers are not a party to any legal, governmental or regulatory proceedings that would result in such director or officer to be unsuitable under applicable law or exchange rules for his or her position on the Company’s Board or in the Company.

(ggg) The section entitled “Item 5. Operating and Financial Review and Prospects - E. Critical Accounting Estimates” in the Annual Report, as updated by the Registration Statement, the Disclosure Package or the Prospectus, fairly and accurately describes (i) material accounting policies that the Company believes are the most significant in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, (ii) material judgments, estimates and uncertainties affecting the application of the foregoing critical accounting policies and (iii) the likelihood that different amounts would be reported under different conditions or using different assumptions and an explanation thereof (to the extent required to be so disclosed). The Company’s directors and management have reviewed and agreed with the selection, application and disclosure of the Company’s critical accounting policies as described in the Annual Report, the Registration Statement, the Disclosure Package or the Prospectus.

(hhh) The Registration Statement, the Disclosure Package or the Prospectus fairly and accurately describe in all material respects the material trends, demands, commitments and events known to the Company, that the Company believes would materially affect its liquidity and are reasonably likely to occur. The Registration Statement, the Disclosure Package or the Prospectus fairly and accurately describe in all material respects all off-balance sheet transactions, arrangements, commitments and obligations of the Company and its subsidiaries.

(iii) The Company is not, and, as of July 13, 2022, was not an issuer as described in Rule 144(i)(1)(i) of the Act.

(jjj) Neither the Company nor any of its subsidiaries (1) is a “covered foreign person,” as that term is defined in 31 C.F.R. 850.209 (“Covered Foreign Person”), or (2) has plans to engage, directly or indirectly, make an investment, become a party of any joint venture, or other arrangement or engage in any other activity as a result of which the Company would be or become a Covered Foreign Person.

(kkk) Subject to such qualifications and assumptions as are set forth in the opinion of relevant local counsel for the Company, the Placement Agent is entitled to sue as plaintiffs in the courts of the jurisdiction of incorporation and domicile of the Company for the enforcement of its rights under this Agreement and such access to such courts will not be subject to any conditions which are not applicable to residents of such jurisdiction or a company incorporated in such jurisdiction, other than the requirement to post a bond or guarantee with respect to court costs and legal fees.

(lll) Except pursuant to this Agreement and as contemplated under the Transactions, neither the Company nor any of its subsidiaries has incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the offering, sale and delivery of the Notes or any other Transaction.

(mmm) The Notes to be issued by the Company pursuant to the Indenture and the Purchase Agreement have been duly and validly authorized and, when issued and delivered against payment therefor as provided in the Purchase Agreement, will be duly and validly issued, fully paid, non-assessable and free of statutory and contractual preemptive rights, resale rights, rights of first refusal and similar rights and will be free of any restriction upon the voting or transfer thereof pursuant to Cayman Islands law or the Company’s memorandum and articles of association, charter or by-laws, similar organizational documents or any agreement or other instrument to which the Company is a party except as otherwise set forth in the Registration Statement, the Disclosure Package and the Prospectus.

(nnn) No person has the right, contractual or otherwise, to cause the Company to register under the Act any Ordinary Shares, any other shares in the capital of the Company or other equity interests in the Company, or to include any such shares or interests in the Registration Statement or the offering contemplated thereby.

(ooo) Except as otherwise disclosed in each of the Registration Statement, the Disclosure Package and the Prospectus, no approvals are currently required in any jurisdiction in order for the Company to pay interest, principal, premium, if any, additional amounts, if any, or other payments to be made under the Notes by the Company to the Purchasers. Any interest, principal, premium, if any, additional amounts, if any, or such other payments to be made under the Notes by the Company to the Purchasers may be paid by the Company in United States dollars and freely transferred out of the Cayman Islands, without the necessity of obtaining any governmental authorization in the Cayman Islands or any political subdivision or taxing authority thereof or therein, and no such payments made to the holders thereof or therein who are non-residents of the Cayman Islands will be subject to income or other taxes imposed by way of withholding or deduction under laws and regulations of any constituent jurisdiction of the Cayman Islands or any political subdivision or taxing authority thereof or therein.

(ppp) Except pursuant to this Agreement, neither the Company nor any of its subsidiaries is party to any contract, agreement or understanding with any person that would give rise to a valid claim against any of them or the Placement Agent for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Notes.

In addition, any certificate signed by any officer of the Company or any of its subsidiaries and delivered to the Placement Agent or counsel for the Placement Agent in connection with the offering of the Notes shall be deemed to be a representation and warranty by the Company or such subsidiary, as the case may be, as to matters covered thereby, to the Placement Agent.

4. Certain Covenants of the Company. The Company agrees:

(a) to prepare the Prospectus in a form approved by the Placement Agent and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to the Applicable Time which shall be disapproved by the Placement Agent promptly after reasonable notice thereof; to advise the Placement Agent, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish the Representatives with copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to advise the Placement Agent, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Prospectus or other prospectus in respect of the Notes, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Prospectus or other prospectus or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order.

(b) to furnish such information as may be reasonably required and otherwise to cooperate in qualifying the Notes for offering and issue under the securities or blue sky laws of such states or other jurisdictions as you may designate; provided, however, that the Company shall not be required to qualify as a foreign corporation or to consent to the service of process under the laws of any such jurisdiction (except service of process with respect to the offering and issue of the Notes); and to promptly advise you of the receipt by the Company of any notification with respect to the suspension of the qualification of the Notes for offer or issue in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(c) to make available to the Placement Agent in New York City, as soon as practicable after this Agreement becomes effective, and thereafter from time to time to furnish to the Placement Agent, as many copies of the Prospectus (or of the Prospectus as amended or supplemented if the Company shall have made any amendments or supplements thereto after the effective date of the Registration Statement) as the Placement Agent may reasonably request for the purposes contemplated by the Act; in case the Placement Agent is required to deliver (whether physically or through compliance with Rule 172 under the Act or any similar rule), in connection with the issue of the Notes, a prospectus after the nine-month period referred to in Section 10(a)(3) of the Act, the Company will prepare, at its expense, promptly upon reasonable request such amendment or amendments to the Registration Statement and the Prospectus as may be necessary to permit compliance with the requirements of Section 10(a)(3) of the Act;

(d) if, at the time this Agreement is executed and delivered, it is necessary or appropriate for a post-effective amendment to the Registration Statement to be filed with the Commission and become effective before the Notes may be issued, the Company will use its best efforts to cause such post-effective amendment to be filed and become effective, and will pay any applicable fees in accordance with the Act, as soon as possible; and the Company will advise you promptly and, if requested by you, will confirm such advice in writing, (i) when such post-effective amendment has become effective, and (ii) when the Prospectus is filed with the Commission pursuant to Rule 424(b) under the Act (which the Company agrees to file in a timely manner in accordance with such rule);

(e) if, at any time during the period when a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any issue of Notes, the Registration Statement shall cease to comply with the requirements of the Act with respect to eligibility for the use of the form on which the Registration Statement was filed with the Commission or the Registration Statement shall cease to be an “automatic shelf registration statement” (as defined in Rule 405 under the Act) or the Company shall have received, from the Commission, a notice, pursuant to Rule 401(g)(2), of objection to the use of the form on which the Registration Statement was filed with the Commission, to (i) promptly notify the Placement Agent, (ii) promptly file with the Commission a new registration statement under the Act, relating to the Notes, or a post-effective amendment to the Registration Statement, which new registration statement or post-effective amendment shall comply with the requirements of the Act and shall be in a form satisfactory to you, (iii) use its best efforts to cause such new registration statement or post-effective amendment to become effective under the Act as soon as practicable, (iv) promptly notify the Placement Agent of such effectiveness and (v) take all other action necessary or appropriate to permit the public offering and issue of the Notes to continue as contemplated in the Prospectus; all references herein to the Registration Statement shall be deemed to include each such new registration statement or post-effective amendment, if any;

(f) to advise you promptly, confirming such advice in writing, of any request by the Commission for amendments or supplements to the Registration Statement, the Disclosure Package and the Prospectus or for additional information with respect thereto, or of notice of institution of proceedings for, or the entry of a stop order, suspending the effectiveness of the Registration Statement and, if the Commission should enter a stop order suspending the effectiveness of the Registration Statement, to use its best efforts to obtain the lifting or removal of such order as soon as possible; to advise you promptly of any proposal to amend or supplement the Registration Statement or the Prospectus, and to provide you and your counsel copies of any such documents for review and comment a reasonable amount of time prior to any proposed filing and to file no such amendment or supplement to which you shall have objected as soon as reasonably practicable in writing;

(g) subject to Section 5(e) hereof, to file promptly all reports and documents and any preliminary or definitive proxy or information statement required to be filed by the Company with the Commission in order to comply with the Exchange Act for so long as a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any issue of Notes; and to promptly notify the Placement Agent of such filing;

(h) to pay the fees applicable to the Registration Statement in connection with the offering of the Notes within the time required by Rule 456(b)(1)(i) under the Act (without reliance on the proviso to Rule 456(b)(1)(i) under the Act) and in compliance with Rule 456(b) and Rule 457(r) under the Act;

(i) to advise the Placement Agent promptly of the happening of any event within the period during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 under the Act or any similar rule) in connection with any issue of Notes, which event could require the making of any change in the Prospectus then being used so that the Prospectus would not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and to advise the Placement Agent promptly if, during such period, it shall become necessary to amend or supplement the Prospectus to cause the Prospectus to comply with the requirements of the Act, and, in each case, during such time, subject to Section 5(e) hereof, to prepare and furnish, at the Company’s expense, to the Placement Agent promptly such amendments or supplements to such Prospectus as may be necessary to reflect any such change or to effect such compliance;

(j) to make generally available to its security holders, and to deliver to you, an earnings statement of the Company which will satisfy the provisions of Section 11(a) of the Act and Rule 158, provided that (i) such delivery requirements to the Company’s security holders shall be deemed satisfied by the Company’s compliance with its reporting requirements pursuant to the Exchange Act if such compliance satisfies the conditions of Rule 158 and (ii) such delivery requirements to the Placement Agent shall be deemed met by the Company if the related reports are available on the Commission’s Electronic Data Gather, Analysis and Retrieval System (“EDGAR”);

(k) to furnish to you copies of the Registration Statement, as initially filed with the Commission, and of all amendments thereto (including all exhibits thereto);

(l) if requested by the Placement Agent, to prepare a final term sheet relating to the offering of the Notes, containing only information that describes the final terms of the offering in a form consented to by the Placement Agent, and to file a Permitted Pricing Terms Prospectus within the period required by Rule 424 under the Act following the date the final terms have been established for the offering of the Notes;

(m) prior to the Closing Date, to issue no press release or other communication directly or indirectly and hold no press conferences with respect to the Company or any of its subsidiaries, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any of its subsidiaries, or the offering of the Notes, without your prior consent which shall not be unreasonably withheld;

(n) not, at any time at or after the execution of this Agreement, to, directly or indirectly, offer or issue any Notes by means of any “prospectus” (within the meaning of the Act), or use any “prospectus” (within the meaning of the Act) in connection with the offer or issue of the Notes, in each case other than the Prospectus;

(o) not to, and to cause its subsidiaries not to, take, directly or indirectly, any action designed, or which will constitute, or has constituted, or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Notes;

(p) to maintain a trustee and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Notes; and

(q) to use the proceeds from the issue of the Notes in the manner described in the Registration Statement, the Prospectus or any Permitted Pricing Terms Prospectus under the caption “Use of Proceeds.”

5. Covenant to Pay Costs. The Company agrees:

(a) whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, to pay all costs, expenses, fees and taxes in connection with (i) the preparation and filing of the Registration Statement, the Prospectus, the Permitted Pricing Terms Prospectus, any Written Testing-the-Waters Communication and any amendments or supplements thereto, and the printing and furnishing of copies of each thereof to the Placement Agent and to dealers (including costs of mailing and shipment) (other than legal fees and expenses of the Placement Agent’s counsel incurred in connection therewith), (ii) the registration, issue and delivery of the Notes, including any ordinary share or stamp or other issuance or transfer taxes or duties or other similar fees or charges imposed by any governmental authority payable on the issue or delivery of the Notes to the Purchasers, (iii) the producing, word processing and/or printing of this Agreement, any dealer agreements and any closing documents (including compilations thereof) and the reproduction and/or printing and furnishing of copies of each thereof to the Placement Agent and (except closing documents) to dealers (including costs of mailing and shipment), (iv) the qualification of the Notes for offering and issue under state or foreign laws and the determination of their eligibility for investment under state or foreign law and the printing and furnishing of copies of any blue sky surveys or legal investment surveys to the Placement Agent and to dealers, any listing of the Notes on any securities exchange or qualification of the Notes for quotation on Nasdaq and any registration thereof under the Exchange Act, and any filing for review of the public offering of the Notes by FINRA, (v) the fees and disbursements of any transfer agent or registrar for the Notes, including the Trustee and (vi) the performance of the Company’s other obligations hereunder, provided that, except as otherwise explicitly provided in this Agreement, the Placement Agent shall pay the costs and expenses incurred by it in connection with the offering of the Notes contemplated hereby. The expenses to be paid by the Company and reimbursed to the Placement Agent under this Section, together with Section A2 of the Engagement Letter, shall not exceed $150,000 without the prior approval of the Company.

6. Conditions of the Placement Agent’s Obligations. The obligations of the Placement Agent hereunder are subject to the accuracy of the representations and warranties on the part of the Company on the date hereof, the performance by the Company of its obligations hereunder (except as would have a de minimis effect) and to the following additional conditions precedent:

(a) the Company shall furnish to you at the Closing Date (i) an opinion letter and a negative assurance letter of Pillsbury Winthrop Shaw Pittman LLP, counsel for the Company, in form reasonably acceptable to the Placement Agent and (ii) an opinion of Travers Thorp Alberga, Cayman counsel for the Company, in form reasonably acceptable to the Placement Agent, in each case, addressed to the Placement Agent, and dated the Closing Date, with executed copies for the Placement Agent.

(b) You shall have received from the Auditor letters dated, respectively, the date of this Agreement and the Closing Date and addressed to the Placement Agent in the forms reasonably satisfactory to the Placement Agent, which letters shall cover, without limitation, the various financial disclosures incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectus.

(c) The Company will deliver to you a certificate dated, respectively, the date of this Agreement and the Closing Date, of its Chief Financial Officer, to the effect that certain operating and financial data disclosed in the Registration Statement, Disclosure Package and the Prospectus have been derived from and verified against the Company’s accounting and business records, and he has no reason to believe that such data is not true and correct.

(d) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433 and all requests for additional information on the part of the Commission shall have been complied with to the Placement Agent’s reasonable satisfaction.

(e) Prior to and at the Closing Date, no stop order with respect to the effectiveness of the Registration Statement shall have been issued under the Act or proceedings initiated under Section 8(d) or 8(e) of the Act.

(f) The Company will, at the Closing Date, deliver to you a certificate of its duly authorized executive officer, dated as of the Closing Date in the form attached as Exhibit B hereto as well its duly authorized secretary, dated as of the Closing Date in the form attached as Exhibit C hereto.

(g) FINRA shall not have raised any objection with respect to the fairness or reasonableness of the arrangements of the transactions contemplated hereby.

(h) On or after the Applicable Time, there shall not have occurred any of the following: (A) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Nasdaq Stock Market; (B) a suspension or material limitation in trading in the Company’s securities on the Nasdaq Capital Market; (C) a general moratorium on commercial banking activities declared by any U.S. Federal or New York State authorities or United Kingdom authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or the United Kingdom; (D) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or (E) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event specified in clause (D) or (E) in the Placement Agent’s judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities being delivered at such Applicable Time on the terms and in the manner contemplated in the Prospectus and this Agreement.

(i) (i) Neither the Company nor any of its subsidiaries shall have (A) sustained since the date of the latest audited financial statements included in the Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental or regulatory action, order or decree, otherwise than as set forth or contemplated in the Prospectus, or (B) entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Prospectus; and (ii) since the respective dates as of which information is given in the Prospectus there shall not have been any material change or effect, or any development involving a prospective change or effect, in or affecting (X) the business, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, except as set forth or contemplated in the Pricing Prospectus or (Y) the ability of the Company to perform its obligations under this Agreement, including the issuance and sale of the Notes, or to consummate the transactions contemplated in the Prospectus and the Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in the Placement Agent’s judgment so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities being delivered at such Applicable Time on the terms and in the manner contemplated in the Prospectus.

(j) On or prior to the Closing Date, the Company shall have furnished to the Placement Agent such further certificates and documents as the Placement Agent may reasonably request.

7. Effective Date of Agreement; Termination. This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

This Agreement shall be subject to termination in the absolute discretion of the Placement Agent, by prompt written notice given to the Company, if (1) since the time of execution of this Agreement there has been any change or any development involving a prospective change in the business, properties, management, financial condition or results of operations of the Company and its subsidiaries taken as a whole, except as disclosed in Registration Statement, the Disclosure Package and the Prospectus, the effect of which change or development is, in the judgment of the Placement Agent, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Notes on the terms and in the manner contemplated in the Registration Statement, the Disclosure Package and the Prospectus, (2) at any time since the execution of this Agreement (i) there shall have occurred a suspension or material limitation in trading in the securities of the Company on Nasdaq or trading in any securities generally on the New York Stock Exchange or Nasdaq shall have been suspended or materially limited or minimum prices shall have been established on such exchange or the Nasdaq Stock Market; (ii) a commercial banking moratorium shall have been declared either by U.S. federal or New York State authorities or a material disruption shall have occurred in commercial banking or securities settlement or clearance services in the United States; or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war or other calamity or crisis the effect of which on financial markets is such as to make it, in the judgment of the Placement Agent, impractical or inadvisable to proceed with the offering, sale or delivery of the Notes as contemplated in the Registration Statement, the Disclosure Package and the Prospectus or (3) since the time of execution of this Agreement, there shall have occurred any downgrading, or any notice or announcement shall have been given or made of: (A) any intended or potential downgrading or (B) any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded any securities of or guaranteed by the Company or any subsidiary by any “nationally recognized statistical rating organization” registered under Section 15E of the Exchange Act. If the issue to the Purchasers of the Notes, as contemplated by the Purchase Agreement, is not carried out because any Purchaser or the Company, as the case may be, shall be unable to comply with any of the terms of the Purchase Agreement, the Placement Agent shall be under no obligation or liability to the Company under this Agreement (except to the extent provided in hereunder).

8. Indemnity and Contribution.

(a) The Company agrees to (x) indemnify, defend and hold harmless the Placement Agent, its partners, directors, officers and members, any person who controls the Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and any “affiliate” (within the meaning of Rule 405 under the Act) of the Placement Agent, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which the Placement Agent or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Company) or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact made in reliance upon and in conformity with any Placement Agent Information or arises out of or is based upon any omission or alleged omission to state a material fact in the Registration Statement in connection with the Placement Agent Information, which material fact was not contained in the Placement Agent Information and which material fact was required to be stated in such Registration Statement or was necessary to make such information not misleading or (ii) any untrue statement or alleged untrue statement of a material fact included in any Prospectus (the term Prospectus for the purpose of this Section 11 being deemed to include the Base Prospectus, the Prospectus and any amendments or supplements to the foregoing), in any Permitted Terms Pricing Prospectus, in any Testing-the-Waters Communication, in any “issuer information” (as defined in Rule 433 under the Act) of the Company or in any Prospectus together with any combination of one or more of the Permitted Terms Pricing Prospectuses, if any, or any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except, with respect to such Prospectus or the Permitted Pricing Terms Prospectus, or any Testing-the-Waters Communication, insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact made in reliance upon and in conformity with any Placement Agent Information or arises out of or is based upon any omission or alleged omission to state a material fact in such Prospectus or Permitted Pricing Terms Prospectus in connection with the Placement Agent Information, which material fact was not contained in the Placement Agent Information and which material fact was necessary in order to make the statements in such information, in the light of the circumstances under which they were made, not misleading and (y) indemnify and hold harmless the Placement Agent, its affiliates, directors and officers and each person, if any, who controls the Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all other losses, damages, liabilities or claims (or actions in respect thereof) that otherwise arise out of or are based upon or asserted against the Placement Agent, its affiliates, directors and officers and each person, if any, who controls the Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, as applicable, by any person, including stockholders of the Company, in connection with or as a result of your acting as the Placement Agent in connection with the Note Purchases or that arise in connection with any other matter referred to in this Agreement; provided however, that in no event shall the Company be obligated to indemnify and hold harmless the Placement Agent, its affiliates, directors and officers and each person, if any, who controls the Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from such losses, damages, liabilities or claims (or actions in respect thereof) that arise from the bad faith, gross negligence, willful misconduct, illegal acts of or any breach of this Agreement by any such persons.

(b) The Placement Agent agrees to indemnify, defend and hold harmless the Company and its subsidiaries, each of their respective directors and officers, and any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Company or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact made in reliance upon and in conformity with any Placement Agent Information or any omission or alleged omission to state a material fact in such Registration Statement in connection with the Placement Agent Information, which material fact was not contained in the Placement Agent Information and which material fact was required to be stated in such Registration Statement or was necessary to make such information, in light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact made in reliance upon and in conformity with any Placement Agent Information or any omission or alleged omission to state a material fact in such Prospectus or Permitted Pricing Terms Prospectus or Testing-the-Waters Communication in connection with the Placement Agent Information, which material fact was not contained in the Placement Agent Information and which material fact was necessary in order to make the statements in such information, in the light of the circumstances under which they were made, not misleading.

(c) If any action, suit or proceeding (each, a “Proceeding”) is brought against a person (an “indemnified party”) in respect of which indemnity may be sought against the Company or the Placement Agent (as applicable, the “indemnifying party”) pursuant to subsection (a) or (b) respectively, of this Section 11, such indemnified party shall promptly notify such indemnifying party in writing of the institution of such Proceeding and such indemnifying party shall be entitled to assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the omission to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to any indemnified party or otherwise unless and to the extent the indemnifying party did not otherwise learn of such Proceeding and such failure results in the forfeiture by the indemnifying party of substantive rights and defenses as determined by a final non-appealable judicial determination. The indemnified party or parties shall have the right to employ its or their own counsel in any such case, but all reasonable and documented fees and out of pocket expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such Proceeding or the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such Proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel), in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). The indemnifying party shall not be liable for any settlement of any Proceeding effected without its written consent but, if settled with its written consent such indemnifying party agrees to indemnify and hold harmless the indemnified party or parties from and against any loss or liability by reason of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault or culpability or a failure to act by or on behalf of such indemnified party.

(d) If the indemnification provided for in this Section 11 is unavailable to an indemnified party under subsections (a) or (b) of this Section 11 or insufficient to hold an indemnified party harmless in respect of any losses, damages, expenses, liabilities or claims referred to therein, then each applicable indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages, expenses, liabilities or claims (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other hand from the offering of the Notes or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such losses, damages, expenses, liabilities or claims, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent on the other shall be deemed to be in the same respective proportions as the total proceeds from the offering (net of the placement fee but before deducting expenses) received by the Company and the placement fee received by the Placement Agent, bear to the aggregate public offering price of the Notes. The relative fault of the Company on the one hand and of the Placement Agent on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or by the Placement Agent and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, damages, expenses, liabilities and claims referred to in this subsection shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating, preparing to defend or defending any Proceeding.

(e) The Company and the Placement Agent agree that it would not be just and equitable if contribution pursuant to this Section 11 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in subsection (d) above. Notwithstanding the provisions of this Section 11, the Placement Agent shall not be required to contribute any amount in excess of the amount by which the total placement fee received by the Placement Agent exceeds the amount of any damages that the Placement Agent has otherwise been required to pay by reason of (i) such untrue statement or alleged untrue statement or omission or alleged omission or (ii) such loss, damage, expense, liability or claim (or action in respect thereof). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f) The indemnity and contribution agreements contained in this Section 11 and the covenants, warranties and representations of the Company contained in this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Placement Agent, its partners, directors, officers or members or any person (including each partner, officer, director or member of such person) who controls the Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, or by or on behalf of the Company, its directors or officers or any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and shall survive any termination of this Agreement or the issuance and delivery of Notes. the Company and the Placement Agent agree promptly to notify each other of the commencement of any Proceeding against it and, in the case of the Company, against any of its officers or directors in connection with the issuance of the Notes, or in connection with the Registration Statement, the Prospectus or the Permitted Pricing Terms Prospectus.

9. Information Furnished by the Placement Agent. The name of the Placement Agent constitutes the only information furnished by or on behalf of the Placement Agent as “Placement Agent Information.”

10. Notices. All communications hereunder will be in writing and effective only on receipt, and:

a. if to the Placement Agent, shall be sent by hand delivery, mail, overnight courier or facsimile transmission to:

The Benchmark Company, LLC

150 East 58th Street, 17th Floor

New York, NY 10155

Attn: Michael Jacobs

Email: michael.jacobs@stonex.com

With a copy to:

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza, 39th Floor

New York, New York 10112

Attention: Richard A. Friedman and Stephen A. Cohen

Email: rafriedman@sheppard.com and scohen@sheppard.com

b. if to the Company, shall be sent by mail, telex, overnight courier or facsimile transmission to:

64 North Row

London, United Kingdom W1K 7DA

Attention: CEO

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019-6131

Attention: Stephen C. Ashley

Email: stephen.ashley@pillsburylaw.com

11. Entire Agreement; Governing Law; Construction. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. Notwithstanding anything herein to the contrary, the Engagement Agreement between the Company and the Placement Agent, shall continue to be effective and the terms therein shall continue to survive and be enforceable by the Placement Agent in accordance with its terms, including, without limitation, Section A therein with respect to future offerings. This Agreement and any transaction contemplated by this Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles that would result in the application of any other law than the laws of the State of New York (other than Section 5-1401 of the General Obligations Law). The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

12. Submission to Jurisdiction. The Company and the Placement Agent agree that any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any State or U.S. federal court in The City of New York and County of New York, and waives any objection that such party may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any suit, action or proceeding. The Company irrevocably appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711, as its authorized agent in the United States, upon which process may be served in any suit or proceeding arising from the Registration Statement, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 13, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to undertake commercially reasonable efforts as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

13. Parties at Interest. This Agreement shall inure to the benefit of and be binding upon the Placement Agent, the Company, and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that the representations, warranties, indemnities and agreements of the Company contained in this Agreement shall also be deemed to be for the benefit of affiliates, directors, officers and employees of the Placement Agent and each person or persons, if any, controlling any Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

14. No Fiduciary Relationship. The Company acknowledges and agrees that in connection with this offering, or any other services the Placement Agent may be deemed to be providing hereunder, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Placement Agent: (a) no fiduciary or agency relationship exists between the Company and any other person, on the one hand, and the Placement Agent, on the other hand; (b) the Placement Agent is not acting as advisors, expert or otherwise, to the Company, including, without limitation, with respect to the Transactions, and such relationship between the Company, on the one hand, and the Placement Agent, on the other hand, is entirely and solely commercial, based on arms-length negotiations; (c) any duties and obligations that the Placement Agent may have to the Company shall be limited to those duties and obligations specifically stated herein; (d) the Placement Agent and their respective affiliates may have interests that differ from those of the Company; and (e) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company hereby waives any claims that the Company may have against the Placement Agent with respect to any breach of fiduciary duty in connection with the Transactions.

15. Counterparts. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument. Delivery of an executed Agreement by one party to any other party may be made by facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

16. Successors and Assigns. This Agreement shall be binding upon the Placement Agent and the Company and their successors and assigns and any successor or assign of any substantial portion of the Company’s and the Placement Agent’s respective businesses and/or assets.

17. Waiver of Immunities. To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, or from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to their obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, the Company hereby irrevocably and unconditionally, to the extent permitted by applicable law, waives and agrees not to plead or claim any such immunity and consents to such relief and enforcement.

18. Foreign Taxes. All payments by the Company to the Placement Agent hereunder shall be made free and clear of, and without deduction or withholding for or on account of, any and all present and future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereinafter imposed, levied, collected, withheld or assessed by any jurisdiction in which the Company is organized, resident, doing business or has an office from which payment is made or deemed to be made, excluding (i) any such tax imposed by reason of the Placement Agent having some connection with the taxing jurisdiction other than its participation as the Placement Agent hereunder and (ii) any income or franchise tax on the overall net income of the Placement Agent imposed by the United States, by the State of New York or any other state thereof, or the District of Columbia, or any political subdivision or territory of the United States, of any state thereof, of the District of Columbia or of the State of New York (all such non-excluded taxes, “Foreign Taxes”). If the Company is prevented by operation of law or otherwise from paying, causing to be paid or remitting that portion of amounts payable hereunder represented by Foreign Taxes withheld or deducted, then amounts payable under this Agreement shall, to the extent permitted by law, be increased to such amount as is necessary to yield and remit to the Placement Agent an amount which, after deduction of all Foreign Taxes (including all Foreign Taxes payable on such increased payments) equals the amount that would have been payable if no Foreign Taxes applied.

19. Judgment Currency. The obligation of the Company pursuant to this Agreement in respect of any sum due to the Placement Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by the Placement Agent of any sum adjudged to be so due in such other currency, on which (and only to the extent that) the Placement Agent may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to the Placement Agent hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Placement Agent against such loss. If the United States dollars so purchased are greater than the sum originally due to the Placement Agent hereunder, the Placement Agent agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to the Placement Agent hereunder.

20. VAT.

(a) All sums payable by the Company pursuant to this Agreement are exclusive of any value added tax (“VAT”). Accordingly, if any payment by the Company pursuant to this Agreement constitutes the consideration for a taxable supply for VAT purposes, then, in addition to that payment, the Company shall pay an amount equal to any VAT chargeable on such supply subject, where applicable, to the receipt of a valid VAT invoice by the Company.

(b) Where under the terms of this Agreement the Company is liable to pay, indemnify or reimburse the Placement Agent in respect of any costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not recoverable by the Placement Agent or any group of which the Placement Agent is a member for VAT purposes.

21. Miscellaneous. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Placement Agent are required to obtain, verify and record information that identifies its clients, including the Company, which information may include the name and address of its clients, as well as other information that will allow the Placement Agent to properly identify their clients.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

If the foregoing correctly sets forth the understanding between the Company and the Placement Agent, please so indicate in the space provided below for that purpose, whereupon this Agreement and your acceptance shall constitute a binding agreement between the Company and the Placement Agent.

Very truly yours,

Gorilla Technology Group Inc.

By:	/s/ Jayesh Chandan
Name:	Jayesh Chandan
Title:	CEO & Chairman

[Signature Page to Placement Agent Agreement]

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

The Benchmark Company, LLC

By:	/s/ John J. Borer
Name:	John J. Borer
Title:	Senior Managing Director

EXHIBIT A

(see attached)

EXHIBIT B

(see attached)

EXHIBIT C

(see attached)